March 31, 2025

Igal Zamir
Chief Executive Officer
TAT TECHNOLOGIES LTD
5 Hamelacha St.
Netanya, Israel 4250540

       Re: TAT TECHNOLOGIES LTD
           Draft Registration Statement on Form F-3
           Submitted on March 26, 2025
           CIK 0000808439
Dear Igal Zamir:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sarah Sidwell at 202-551-4733 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:   Guy Ben-Ami